VIA EDGAR AND OVERNIGHT DELIVERY

May 10, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3628

Attention:	Larry Spirgel, Assistant Director Scott Hodgdon, Staff Attorney
	Re:	RealD Inc. Registration Statement on Form S-1 Filed on April 9, 2010 File No. 333-165988

Dear Mr. Spirgel and Mr. Hodgdon:

        On behalf of our client, RealD Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto, relating to the Company's initial public offering of common stock (the "Offering").

        Amendment No. 1 to the Registration Statement ("Amendment No. 1") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission ("SEC") in the Staff's comment letter dated May 6, 2010. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

        Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 1, together with a binder (the "Supplemental Binder") that includes supplemental information and documents referenced in this letter.

        In addition, under separate cover, the Company has submitted to the Secretary of the Commission a request for an order granting confidential treatment pursuant to Rule 406 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, 17 C.F.R. § 230.406, for certain portions of exhibits to the Registration Statement as further described therein. Redacted versions of such exhibits have been filed with the Commission as exhibits with the filing of Amendment No. 1.

General

1.
Please be advised that you should include the price range, size of the offering, selling shareholder information, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  Response:    The Company acknowledges the Staff's comment and will provide the Staff with sufficient time to review the Company's complete disclosure prior to any distribution of preliminary prospectuses.

2.
Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

  Response:    The Company acknowledges the Staff's request and will file all exhibits as soon as possible.

3.
Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

  Response:    The Company acknowledges the Staff's request and will: (i) furnish, in subsequent correspondence to the Staff, a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA, and (ii) provide the Staff with a copy of the letter informing the Company that FINRA has no objections.

Prospectus Summary, page 1

4.
We note your citation of statistical and third-party industry data in your prospectus. For example, we note data from industry reports on page 3 and slate announcements on page 81. These are only examples. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. In addition, if a statement represents your belief, state that the assertion is your belief and provide the bases for your belief. For example, we note that following assertions on pages 1, 82 and 86 that you should support:

•
"We are a leading global licensor of stereoscopic (three-dimensional), or 3D, technologies;"

•
"We believe our patented 3D digital projection technology delivers double the amount of light output than all other 3D digital projection technology on the market, which is the most significant factor in producing a high quality 3D image;"

•
"We believe we can upgrade almost any theater that has an existing digital cinema projector with our RealD Cinema Systems within a few hours."

  Please provide support for your factual and subjective statements throughout your document.

  Response:    As requested by the Staff, we have identified and supplementally provided under separate cover copies of the following studies and publications:

  •
  Amendment No. 1 pages 1, 37 and 78, "We are a leading global licensor of stereoscopic (three-dimensional), or 3D, technologies."

    Sources:

    •
    Information referring to the Company's leading global licensor status, "The Future in Digital Media: Not Your Parents' 3-D from Fad to Fixture" dated February 1, 2010 prepared by William Blair & Company, L.L.C., page 29. Publicly-available with a fee.

    •
    Information regarding the Company's market share percentage, Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 pages 1, 78 and 92, "Our patented RealD Cinema Systems deliver superior light output..."

    Source: "Screen Selection for Digital 2D & 3D Cinema" presentation dated June 2009 by Harkness Screens. Retrieved on May 8, 2010 from http://www.harkness-screens.com/pdfs/publications/Screen-Selection-for-Digital-Cinema.ppt. Publicly-available without a fee.

  •
  Amendment No. 1 pages 1, 78 and 92, Our patented RealD Cinema Systems enable "display on larger theater screens than most competing technologies."

    Source: Internal Company data. Publicly available without a fee.

  •
  Amendment No. 1 pages 1 and 79, We believe our RealD Cinema Systems were deployed on "more 3D screens than all of our competitors combined."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 pages 1 and 79, "Eighteen of the world's top 20 motion picture exhibitors utilize RealD Cinema Systems in their theaters..."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 pages 2, 79 and 85, "Domestic box office on RealD-enabled screens represented over 75% of total domestic 3D box office in 2009."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 pages 3, 39 and 82, "As of December 25, 2009, there were approximately 16,000 theater screens using digital cinema projectors out of approximately 149,000 total theater screens worldwide..."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 pages 3, 39 and 81, "Since the release of Chicken Little in 2005 through the end of 2009, 27 3D motion pictures have been released."

    Source: Data from Rentrak Corporation. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 pages 3, 39, 83 and 87, "We anticipate that 21 3D motion pictures will be released worldwide during 2010..."

    Source: Data from Rentrak Corporation. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 pages 4 and 84, "According to International Data Corporation, or IDC, 2009 worldwide shipments for plasma and LCD televisions were approximately 123 million, digital pay TV set-top boxes were 89 million, digital video recorders were 32 million, interactive gaming consoles were 93 million, laptop consumers were 169 million, desktop computers were 127 million and mobile devices (capable of displaying robust visual content) were 174 million."

    Source: "Market Analysis" dated June 2009 by IDC: Analyze the Future. Publicly-available with a fee.

  •
  Amendment No. 1 page 12, "The six major motion picture studios accounted for approximately 83% of domestic box office revenue...in 2009."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 12, "The six major motion picture studios accounted for...9 of the top 10 grossing 3D motion pictures in 2009."

    Source: Box Office Mojo. "2009 Domestic Grosses" (2009). Retrieved on May 8, 2010 from http://boxofficemojo.com/yearly/chart/?p=.htm&yr=2009, as further calculated by the Company. Publicly-available without a fee.

  •
  Amendment No. 1 pages 3, 12, 39 and 83, "Although DCIP recently completed its financing that is providing funding for the digital conversion of approximately 14,000 additional domestic theater screens operated by our licensees AMC, Cinemark and Regal, we cannot predict the pace or success of this conversion."

    Source: "DCIP Completes $660M Financing; Revisiting Companies Expected to Benefit from the 3D Growth Cycle" dated March 11, 2010 from Merriman Curhan Ford & Co. Publicly-available with a fee.

  •
  Amendment No. 1 page 12, "As of December 31, 2009, approximately 18% of domestic theater screens had converted to digital and a much smaller percentage of international theater screens had been converted."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 pages 79 and 85, "...RealD has the leading global market share of 3D-enabled theater screens, approximately 50% as of December 25, 2009."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

  •
  Amendment No. 1 page 83, "The following table shows the 3D motion pictures released or scheduled for release on 3D-enabled screens during 2010, the motion picture studios and the release dates (announced as of March 26, 2010)..."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 84, "We believe our patented 3D digital projection technology delivers double the amount of light output than all other 3D digital projection technology on the market, which is the most significant factor in producing a high quality 3D image."

    Source: "Screen Selection for Digital 2D & 3D Cinema" dated June 2009 presentation by Harkness Screens. Retrieved on May 8, 2010 from http://www.harkness-screens.com/pdfs/publications/Screen-Selection-for-Digital-Cinema.ppt. Publicly-available without a fee.

  •
  Amendment No. 1 page 87, "Approximately 67% of Avatar's total domestic 3D box office through March 28, 2010 was generated on RealD-enabled screens."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 87, "Approximately 71% of Alice in Wonderland's total domestic 3D box office through March 28, 2010 was generated on RealD-enabled screens."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 87, "Twenty-one 3D motion pictures are currently slated for release by the major motion picture studios in 2011 for exhibition using our RealD Cinema Systems."

    Source: Data from Rentrak Corporation. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 88, "Based on our actual experience, we believe we can upgrade almost any theater that has an existing digital cinema projector with our RealD Cinema Systems within a few hours" (disclosure amended).

    Source: Based on the Company's actual experience.

  •
  Amendment No. 1 page 92, "We are one of the world's largest distributors of passive 3D eyewear."

    Source: "Eyeglass frames: Orders from new markets keep makers in the black" (2009, August 7). Retrieved on May 8, 2010 from http://www.smartchinasourcing.com/fashion-accessories/eyeglass-frames-orders-from-new-markets-keep-makers-in-the.html , as further calculated by the Company. Publicly-available without a fee.

  •
  Amendment No. 1 pages 86 and 87, "The following table shows some of the motion pictures released on RealD-enabled screens in 2009 and 2010, the motion picture studios, the release dates, the domestic box office for those motion pictures on RealD-enabled screens, the RealD domestic box office as a percentage of total domestic 3D box office, and the RealD domestic box office as a percentage of the total domestic 2D and 3D box office."

    Source: Data from Rentrak Corporation as further calculated by the Company. Available to industry participants only, and with a fee.

  •
  Amendment No. 1 page 92, "Our primary competitors for our RealD Cinema Systems include Dolby, Xpand, MasterImage, IMAX and others. As of December 25, 2009, these competitors had enabled approximately 1,960, 1,560, 500, 150 and 150 worldwide theater screens, respectively..."

    Sources:

    •
    Information regarding our primary competitors: "The Future in Digital Media: Not Your Parents' 3-D from Fad to Fixture" dated February 1, 2010, prepared by William Blair & Company, L.L.C., pages 44-47. Publicly-available with a fee.

    •
    Information regarding the number of worldwide theater screens: Data from Screen Digest. Publicly-available with a fee.

  •
  Amendment No. 1 page 12, "In 2009, motion picture exhibitors installed approximately 7,500 digital cinema projectors, an approximately 86% growth rate from 2008, and in 2008, motion picture exhibitors installed approximately 2,300 digital cinema projectors, an approximately 36% growth rate from 2007."

    Source: Data from Screen Digest as further calculated by the Company. Publicly-available with a fee.

5.
We note your discussion of the digital conversion of domestic theater screens here and elsewhere in your prospectus. Clarify whether additional steps must be taken by theater operators following digital conversion to enable these screens to use your RealD technology.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include a discussion of the additional steps that must be taken by theater operators following digital conversion to enable these screens to use the Company's RealD Cinema Systems. Please see pages 12 and 86 of Amendment No. 1.

6.
We note your discussion on page 2 regarding the increases in your licensing revenues. Please revise to indicate that you have a history of net losses and quantify the net losses.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 2, 13 and 79 of Amendment No. 1.

Summary consolidated financial and other data, page 7
Selected consolidated financial and other data, page 34

7.
Please revise your pro forma basic and diluted loss per share of common stock to include the effect of those common shares whose offering proceeds will be used to repay your debt.

  Response:    In response to the Staff's comment, the Company supplementally confirms to the Staff that the Company's pro forma basic and diluted loss per share of common stock included on pages 7, 35, and F-4 of Amendment No. 1 include the effect of the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of the Offering, but do not include the pro forma impact of any assumed offering proceeds and the associated increase in the number of common stock outstanding, based on the guidance provided in Topic 3, Section 3430 of the Division of Corporation Finance's Financial Reporting Manual.

  With respect to the Company's outstanding debt, such debt is not convertible into shares of common stock upon the closing of the Offering but will be repaid from the Company's existing cash balances and the anticipated proceeds from the Offering. Given that the Company's pro forma calculations do not reflect the assumed offering proceeds based on the guidance referenced above, the Company does not believe that the assumed shares issued associated with the debt repayment should be included in the pro forma basic and diluted loss per share calculations.

8.
Please refer to page 34. Provide the selected consolidated financial and other data for the year ended December 31, 2004 under Item 301 of Regulation S-K or tell us why such data is not required.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 35 and 36 of Amendment No. 1.

Risk Factors. page 11

If motion pictures exhibitors do not continue converting..., page 12

9.
We note your discussion of a risk to your business if the pace of conversion of theater screens from analog to digital slows. To provide context, please discuss, if known, the rate at which analog screens have been converted to digital in recent time periods.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include a discussion of the rate at which analog screens have been converted to digital during the period from 2007 to 2009. Please see page 12 of Amendment No. 1.

Our operating results may fluctuate substantially…, page 19

10.
Please refer to the last bullet. Disclose the circumstances that revenue recognition criteria were not met in the prior periods that contributed to the "unusually large amount of license fee revenue from a motion picture exhibitor in a given quarter." In addition, disclose whether you expect this to occur in future periods.

  Response:    In response to the Staff's comment, the Company has revised this disclosure by deleting the last bullet point and supplementally advises the Staff that a substantial majority of the Company's license agreements are currently structured on a per-admission basis and, therefore, the Company's revenue recognition is not significantly subject to fixed fee agreements containing contingent payment provisions that are recognized as revenue when such contingencies are resolved. Please see page 20 of the Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Opportunities. Trends and Factors Affecting Comparability. page 38

Cinema, page 38

11.
We note that some of your systems and technologies are designed for use with third-party technologies, such as Christie projectors and Doremi servers. Please revise to describe the material terms of any agreements with these third parties and file these agreements as exhibits to your registration statement.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see page 14 of Amendment No. 1. As previously disclosed on page 14 and as further revised in Amendment No. 1, while the Company's RealD Cinema Systems and other 3D technologies are commercialized together with third-party products and technologies, the Company respectfully advises the Staff that its current contractual arrangements for the supply of Christie projectors and Doremi servers are: (i) of a type that ordinarily accompanies the business in which the Company is engaged; (ii) are non-exclusive and (iii) do not provide for any minimum commitments by the Company. Further, the Company is confident that, even if its relationships for the supply of Christie projectors or Doremi servers were terminated, the Company would be able to access alternative products and technologies from alternative vendors to continue the commercialization of its RealD Cinema Systems. Furthermore, the Company does not consider digital projector transactions core to its business operations.

  Accordingly, the Company respectfully submits that neither additional disclosure describing the terms or the filing of contractual arrangements for the supply of Christie projectors or Doremi servers as exhibits to the Registration Statement would provide information to investors material to deciding whether to participate in the Offering, and is not otherwise required.

  The Company supplementally confirms to the Staff that the Company will evaluate its contractual arrangements from time to time, and will consider whether or not they constitute material agreements in the context of the Company's business which require disclosure or filing. For example, a change in the Company's business or of its alternative vendors could cause the Company to consider at such time which, if any, of its contractual arrangements would become material to the Company.

Consumer Electronics, page 38

12.
Please revise to describe the material terms of your agreements with consumer electronics manufacturers. In addition, please file these agreements as exhibits to your registration statement

  Response:    In response to the Staff's comment, the Company respectfully refers the Staff to its previous disclosure on page 17 of the Registration Statement where the Company disclosed that it has not yet generated material revenue in the 3D consumer electronics markets. The Company supplementally advises the Staff that the Company's agreements with consumer electronics manufacturers are not material to the Company because, to date, the Company has not and does not expect to generate revenue of material significance from such arrangements. The Company confirms to the Staff that its business is not currently substantially dependent upon such agreements to any material extent.

  Accordingly, the Company respectfully submits that neither additional disclosure describing the terms or the filing of agreements with consumer electronics manufacturers as exhibits to the Registration Statement would provide information to investors material to deciding whether to participate in the Offering, and is not otherwise required.

  Nonetheless, the Company has revised this disclosure to further clarify that the Company has not and does not expect to generate revenue of any material significance from its current arrangements with consumer electronics manufacturers. Please see pages 4, 41, and 89 of Amendment No. 1.

13.
We note from your risk factor disclosure on page 21 that you have recently increased shipping costs to accelerate delivery of your RealD eyewear in connection with increased consumer demand. Revise to disclose whether you anticipate further increased costs over the coming months as the number of 3D motion picture releases continues to increase.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include additional disclosure regarding the shipping costs that the Company anticipates incurring in the first and second quarters of fiscal year 2011 in connection with the delivery of RealD eyewear. Please see page 40 of the Amendment No. 1.

Public Company Expenses, page 39

14.
Revise to describe the estimated costs of being a public company and provide some discussion of your reasons for becoming a public company at this time.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 40 and 41 of Amendment No. 1.

Revenues, page 39

15.
Revise to describe in greater detail in this section the total number of shares of common stock underlying the 10-year options you have issued to your motion picture exhibitor licensees and the number of shares underlying options that have vested.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see page 42 of Amendment No. 1.

Liquidity and Capital Resources, page 57

16.
We note your statement that, based upon your present plans, you believe that the proceeds from this offering, cash inflow from operating activities and existing cash will be sufficient to fund your capital needs for the next 12 months. As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely long-term cash requirements. Revise to provide a discussion and analysis of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way over the long-term. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include a discussion of the Company's ability to generate cash and meet existing and known or reasonably likely long-term cash requirements. Please see pages 59 and 60 of Amendment No. 1.

Contractual obligations and commitments, page 61

17.
Tell us why your borrowings under the revolving loan credit facility are not included in your contractual obligations table. Similarly address the table at the top of page F-26.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to update the contractual obligations table to include the revolving credit facility. In reference to the revolving credit facility as it relates to the table on F-26, the Company has disclosed the principal amounts outstanding, interest rate terms and maturity date, and availability of the revolving credit facility in Note 6, "Borrowings" on page F-24 and F-25. Please see page 63 of Amendment No. 1.

18.
Tell us why you believe it is appropriate to estimate the fair value of your common stock to be over 50% of the issuance price of your Series C and D preferred stock.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the Company estimated the fair value of its common stock near the issuance date of its Series C and Series D preferred stock by taking into consideration a number of factors, including third-party trading transactions in its common stock, the increase in its enterprise value as implied by the preferred share issuances, the achievement of certain milestones in its business, and indications of interest in its common stock from various interested parties between the time of its Series C offering in February 2007 and its Series D offering in December 2007. The Company did not intend to imply that it had estimated the value of its common stock merely by benchmarking or pegging the common stock value as a percentage of its Series C and Series D preferred stock offerings. Such disclosure was merely to indicate that the estimation of the value of the Company's common stock resulted in a valuation that was not excessively low as compared to the values of its Series C and Series D preferred stock. Accordingly, the Company has revised this disclosure to delete the sentence referenced by the Staff in its comment. Please see page 68 of Amendment No. 1.

19.
Once you derived the estimated enterprise value, tell us how the preferred shares were considered when determining the fair value of your common stock.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that for the periods in which the Company derived the estimated enterprise value based on its projected Adjusted EBITDA, the Company assumed that the preferred stock would be converted into shares of common stock due to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the Offering. The Company believes this was appropriate given the proximity to the Offering. Therefore, the Company included the preferred stock as part of the fully diluted common stock outstanding for the purposes of arriving at a per share value of its common stock.

Share-based compensation, page 67

20.
Tell us what you consider to be similar, publicly traded companies when determining your expected volatility.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the Company estimates volatility in accordance with SEC Staff Accounting Bulletin (SAB) No. 107. Given there was no public market for the Company's common stock prior to the Offering and, therefore, a lack of company-specific historical or implied volatility data, the Company has determined the expected volatility based on an analysis of certain publicly-traded companies with operations which the Company believes to be similar considering the industry, stage of life cycle, size and financial leverage of each entity. For purposes of expected volatility, the Company has considered IMAX Corporation (IMAX), InterDigital, Inc. (IDCC) and 3D Systems Corp (TDSC) as similar companies since they operate in the media/technology industries, produce reasonably similar technologies and products, are comparable in revenue and employee size, and have similar earning processes and customers. The Company intends to continue to consistently estimate its volatility in this manner until sufficient historical information regarding the volatility of its own shares becomes available, or circumstances change such that the identified entities are no longer similar to the Company. In this latter case, the Company would utilize other similar entities whose share prices are publicly available.

Goodwill impairment, page 69

21.
If true, disclose that material goodwill does not exist at reporting units that are at risk of failing step one. Otherwise, identify your reporting units and provide the following disclosures for each reporting unit that is at risk of failing step one:

•
Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•
Amount of goodwill allocated to the reporting unit;

•
Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifies to the extent possible (e.g., the valuation model assumes recovery from a business. downturn within a defined period of time); and

•
Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

  For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Response:    The Company supplementally advises the Staff that the Company has only one reporting unit in which goodwill resides, which is currently not at risk of failing a step-one impairment test. In response to the Staff's comments, the Company has revised this disclosure. Please see page 71 of Amendment No. 1.

Compensation Discussion and Analysis, page 101 Fiscal 2011 salaries, page 107

22.
You disclose that base salaries for fiscal 2011 were set around the 75% percentile of the public-company peer group. Please clarify whether this statement refers to the 2011 salary effective April 1, 2010 or the increased 2011 salary effective as of an initial public offering.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to clarify that for the named executive officers entering into new employment agreements that were effective as of April 1, 2010, the board of directors set their base salaries effective after the Offering to be around the 75th percentile level of the public-company peer group for comparable positions. Please see page 109 of Amendment No. 1.

Executive Employment Agreements, page 111

23.
Revise to clarify when you have entered into new employment agreements with your named executive officers. For example, we note that you disclose that your agreement with Mr. Lewis is effective April 1, 2011 on page 114, but that the base salary from the agreement if effective in April 2010. Please also clarify your disclosure regarding when you entered into these agreements, as you currently indicate that the agreements were adopted in April, 2011.

  Response:    In response to the Staff's comment, the Company has revised this disclosure and typographical errors therein to clarify that in April 2010, the Company's board of directors approved the substantive terms of new employment agreements with Messrs. Lewis, Greer, Skarupa and Peixoto, which such named executive officers generally agreed to, with such employment agreements to be effective as of April 1, 2010. It is expected that the new employment agreements will be fully executed in May 2010. Pursuant to these new employment agreements, each of these named executive officers received an increase in their base salary retroactive to January 1, 2010. Please see page 116 of Amendment No. 1.

24.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that in connection with preparation of the Registration Statement, the board of directors assessed the relationship between risk and the Company's executive and broad-based compensation and benefits policies for fiscal 2010 and anticipated compensation policies for fiscal 2011, in order to ascertain whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. The board of directors compared, among other things, the definition of and types of "risk" faced by the Company, the Company's internal controls, growth and return performance, volatility and leverage and time horizon of the Company's various investments, to the performance metrics, leverage and time horizon of the Company's compensation policies and practices.

  The board of directors determined that, among other things: (i) the Company's annual incentive compensation has been based and will be based on balanced performance metrics that promote disciplined progress towards longer-term Company goals; (ii) the Company does not offer significant short-term incentives that might drive high-risk investments at the expense of long-term Company value; (iii) the Company's compensation programs are weighted towards offering long-term incentives that reward sustainable performance and vest over an extended period to properly account for the time horizon of risk; (iv) the Company provides its senior management team and other employees with a competitive base salary to provide them with a steady income which allows them to focus on the Company's long-term performance and to discourage excessive risk-taking intended to maximize short-term cash incentive payments; (v) the Company's co-founders, Messrs. Lewis and Greer, level of stock ownership significantly aligns their interests with those of the Company's stockholders, and the other named executive officers have a material equity interest in the Company; (vi) long-term incentive compensation awards were granted for fiscal 2011 and in connection with this public offering to senior executive officers in the form of a mix of performance-based stock options in addition to time-vested stock options, to introduce more certainty in the long-term incentive compensation, in order to mitigate incentives to take excessive risks; (vii) in order to discourage excessive risk-taking, the performance feature that determines the ultimate number of shares granted to senior executives is determined by reference to a sliding scale rather than taking an "all-or-nothing" approach based on the achievement of particular thresholds; and (viii) the Company has internal controls over financial reporting and the measurement and calculation of compensation goals, and other financial, operational and compliance policies that are designed to keep the compensation programs from being susceptible to manipulation by any employee.

  Based on its analysis, the board of directors believes that the Company's incentive compensation arrangements: (i) provide incentives that do not encourage risk-taking beyond the Company's ability to effectively identify and manage significant risks; (ii) are compatible with effective internal controls and the risk management practices of the Company; and (iii) are supported by the oversight and administration of the board of directors with regard to the Company's compensation programs. Accordingly, the board of directors determined that the Company's compensation policies and practices for its employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation of directors, page 125

25.
You disclose that you have previously granted stock options to your non-employee directors. Please disclose the amount of stock options outstanding as of the 2010 fiscal year end for the directors listed in the table. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

  Response:    In response to the Staff's comment, the Company has revised this disclosure to clarify that although stock options had previously been granted periodically to some of the Company's non-employee directors, as of March 26, 2010, none of the Company's non-employee directors held any outstanding stock option awards, as such awards had been exercised prior to fiscal 2010. Please see page 128 of Amendment No. 1.

Certain relationships and related transactions. page 128

26.
Please confirm through disclosure that you paid SCGF II monitoring fees of $350,000 in fiscal 2008 and 2009.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to confirm that the Company paid SCGF II monitoring fees of $350,000 in each of fiscal 2008 and 2009. Please see page 131 of Amendment No. 1.

27.
Please disclose the material terms of the warrants issued on March 7, 2007 in connection with the cancellation of indebtedness.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include the material terms of the warrants which were issued to Hobbit Investments, LLC (which has since changed its name to Torque Investments, LLC), and The William D. Budinger Revocable Trust in connection with the revolving credit notes for $1,000,000 and $500,000 each respectively issued by the Company to these entities on March 15, 2006. The Company supplementally advises the Staff that on March 7, 2007, when the $1,000,000 indebtedness to Hobbit Investments, LLC and the $500,000 indebtedness to The William D. Budinger Revocable Trust were cancelled for shares of common stock, the warrants issued to each entity which were subject to vesting schedules ceased to vest. Please see page 133 of Amendment No. 1.

28.
Please disclose the consideration paid for the 160,000 shares of common stock you sold on April 27, 2007 to former stockholders of ColorLink. In addition, please complete the disclosure in the paragraph on page 130 that discusses this transaction.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include the consideration paid for the 160,000 shares of common stock the Company sold on April 27, 2007 to former stockholders of ColorLink. The Company has also supplemented the disclosure regarding the transaction. Please see page 133 of Amendment No. 1.

Description of capital stock, page 134

29.
Please disclose on page 135 the range of exercise prices and expiration dates of your outstanding options and warrants.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include the range of exercise prices and expiration dates of the Company's outstanding options and warrants. Please see page 138 of Amendment No. 1.

Financial Statements

30.
If necessary, please update your financial statements and all applicable sections under Rule 3-12 of Regulation S-X.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that it does not believe that it is required to update the financial statements for Amendment No. 1 as filed today because the financial statements comply with Rule 3-12 of Regulation S-X, and are not yet stale. The Company acknowledges the Staff's comment regarding the requirements of Rule 3-12 of Regulation S-X and intends to update the financial statements as required by Rule 3-12 of Regulations S-X in subsequent filings.

Consolidated balance sheets, page F-3

31.
Please tell us the nature of the line item, "Digital [projections], net-held for sale." We note your disclosure on page F-14. Revise your disclosures accordingly.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the nature of the line item, "Digital projectors, net-held for sale," are long term assets to which the Company has title but are in use by the Company's customers. The digital projectors are held for sale to such customers at either a specific date or upon the occurrence of certain contingent events. The Company has revised this disclosure to clarify the nature of this line item. Please see page F-14 of Amendment No. 1.

Note 2. Summary of significant accounting policies

Property and equipment, RealD Cinema Systems and digital projectors, page F-15

32.
Please tell us in detail the nature of the VPFs. In addition, tell us why the VPFs are recorded as a liability and deducted from the selling price of the digital projector. Refer to your basis in the accounting literature.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that it receives Virtual Print Fees (VPFs) from motion picture distributors when a motion picture is played on a digital projector owned by the Company. The Company's digital projectors are subject to purchase provisions by motion picture exhibitors (the Company's licensees) whereby such motion picture exhibitors are entitled to reduce their purchase price of the digital projectors by the amount of VPFs received by the Company from the motion picture distributors. Thus, VPFs represent a contractual obligation of the Company to its motion picture exhibitor licensee. These obligations are recorded as a liability until the sale and transfer of title of the digital projector to the motion picture exhibitors. The Company believes the VPFs meet the definition of a liability under Concepts Statement 6 when received from the motion picture distributor since the Company has contractually agreed to reduce the purchase price of the expected digital projector sale to the motion picture exhibitor.

License revenue. page F-I6

33.
Please tell us the nature of the upfront payments received, In addition, tell us the nature of the estimated allowances and why you are recognizing it for upfront payments received.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the Company only periodically enters into fixed fee license arrangements. Fixed-fee license arrangements have significantly declined over the past few years as current customers continue to convert to per-admissions based arrangements and new agreements are primarily entered into on a per-admission basis. Fixed-fee license agreements currently represent only a small portion of the

  Company's license arrangements. Per-admission based license arrangements are expected to represent a substantial majority of the license arrangements that the Company enters into going forward. The upfront fee payments, which related only to fixed fee arrangements, are deferred and recognized ratably on a straight-line basis over the term of each license arrangement. Estimated allowances have been insignificant, and as a result the Company has revised this disclosure accordingly. Please see page F-16 of Amendment No. 1.

Product revenue, page F-16

34.
You disclose that in your domestic operations, U.S. and Canada, you earn product revenue from the use and sale of RealD eyewear. On page 68, you disclose that you charge a fee for the use of the eyewear. Please tell us whether you provide the eyewear to your customers for their use or sale or both and revise your disclosures accordingly.

  Response:    In response to the Staff's comment, the Company has revised this disclosure. Please see pages 21, 41, 70, 91 and F-17 of Amendment No. 1.

Revenue reductions, page F-l7

35.
Disclose the estimated period over which you expect to recognize the unrecognized motion picture exhibitor stock options expense as a reduction to revenue. Also, disclose the amounts you expect to recognize each period based on the current estimates.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that it has disclosed the unrecognized compensation costs associated with its share-based compensation arrangements and the estimated periods over which such amounts would be recognized in Note 9 to its consolidated financial statements in accordance with Accounting Standards Codification (ASC) 718-10-50(2i).

  The Company further supplementally advises the Staff that the Company's motion picture exhibitor stock options are accounted for under the requirements of ASC 505-50. The Company has disclosed the significant terms of the motion picture exhibitor stock options, including the $0.01 exercise price, the 10 year life, and the manner in which such stock options vest, in the Registration Statement. Due to the fact that these stock options are subject to vesting based on the achievement of screen installation targets by the option holders, the motion picture exhibitor stock options are revalued at each reporting period until the installation targets are met. Accordingly, disclosing the estimated amounts and the periods over which the Company may recognize such undetermined amounts would require making forward-looking projections of future installation targets and the Company's future stock price which could be subject to significant variability, thereby potentially misleading the users of its financial statements. The Company respectfully submits that its disclosures are appropriate given the nature and terms of these transactions.

Shipping and handling costs, page F-17

36.
Please disclose the amounts recognized in revenue for amounts billed to customers for shipping and handling.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that the Company generally does not bill its customers for shipping and handling. Any amounts billed to customers for all periods presented have not been material.

Note 14. Segment and geographic information, page F-37

37.
Please tell us in more detail how you met the aggregation criteria under ASC 280-10-50-Il. It is unclear to us how your operating segments have similar economic characteristics and how the nature of the product and services are similar.

  Response:    In response to the Staff's comment, the Company supplementally advises the Staff that ASC 280 defines an operating segment as "a component of a public entity that has all of the following characteristics:

  •
  It engages in business activities from which it may earn revenues and incur expenses.

  •
  Its operating results are regularly reviewed by the public entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

  •
  Its discrete financial information is available."

  Based on these criteria, the Company has three operating divisions which are considered operating segments—Cinema, Professional, and Consumer Electronics. The Professional and Consumer Electronics operating segments have revenues and a measure of profits/losses that are well below the quantitative thresholds at which public entities are required to report operating segment information separately. For the nine months ended December 25, 2009, the Company's Cinema operating segment represented approximately 98% and 95% of consolidated gross revenues and gross margin, respectively.

  Although the Company has three operating segments, the Company operates in one business: the business of licensing 3D technologies. The Company's extensive intellectual property portfolio enables a premium 3D viewing experience in a variety of markets including the theater, the home and elsewhere. The Company has organized its internal financial information by these three operating segments but assesses the Company's performance and allocates resources primarily based on consolidated Adjusted EBITDA and other non-financial measures described in the Registration Statement. Additionally, its internal financial information reported to the CODM is not disaggregated below the gross margin measure as research, development, selling, marketing and manufacturing expenses are shared across the operating segments.

  As a result, the Company believes that aggregating its operating segments is acceptable under the current facts and circumstances because separate reporting of such operating segment information will not add significantly to an investor's understanding of the Company. In making this determination, the Company evaluated the aggregation criteria discussed in ASC 280 in addition to the quantitative and qualitative factors discussed above.

  ASC 280 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

  •
  The nature of the products and services

  •
  The nature of the production processes

  •
  The type or class of customer for their products and services

  •
  The methods used to distribute their products or provide their services

  •
  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

  Similar Economic Characteristics:

  All of the Company's operating segments exhibit similar economic characteristics. The Company makes this determination based on a consideration of historical, present and future projected trends in sales growth and consequently, operating cash flows. Each segment's performance is dependent on and correlated to the expansion of the 3D visualization technology industry, although the Company may choose to pursue certain of the segments more intensely than others and at different points in time. All of the Company's operating segments are expected to expand in a similar fashion commensurate with the market for 3D visualization systems. All of the Company's operating segments tend to share the same competitive and operating risks. Based on these factors, the Company finds that all of its operating segments share similar economic characteristics.

  Nature of the Products and Services:

  All of the Company's operating segments are engaged in the design, manufacture, licensing and marketing of 3D visualization technology. Although the 3D visualization system products are constructed differently, all products or the assets driving the service offering are tangible products with embedded technology that enables the consumer to experience 3D visualization. While this technology has several applications, the underlying collective tangible products and related technologies are the same across all of the Company's operating segments. In assessing the nature of the products and services across all three of its operating segments, the Company notes that it is not operating in multiple industries but rather, it has different 3D technology offerings within one business. Based on these considerations, the Company finds that all of its operating segments are similar in terms of the nature of products and services.

  Nature of the Production Processes:

  The manufacturing and research and development activities for the Company are all located in Boulder, Colorado. The Company's current products and expected products across its operating segments are and are expected to be manufactured using similar raw materials (plastics and metals), require labor inputs of a similar skill level and are subject to typical manufacturing applications (molding, etc.) relating to tangible products. Additionally, all current and future products across all of its operating segments utilize common tangible and human capital research and development resources. Based on these considerations, the Company finds that all of its operating segments are not significantly different in terms of the nature of the production processes.

  Type or Class of Customer for Products and Services:

  The customers for products and services for all segments are the same. The customers are those individuals or entities that use the Company's 3D technology which enables the customer to experience a premium 3D viewing in a particular setting including the theater, the home and elsewhere. Based on these considerations, the Company finds that all of its operating segments share the same type or class of customer for its products and services.

  Methods Used to Distribute Products or Provide Services:

  Similar to production processes, there are no significant differences between the distributions methods used for all of the Company's operating segments. In all cases, the Company takes responsibility in delivering its products directly to the customer's location at which the end users benefit from the Company's products or services. It does not use resellers as part of its distribution model. Any distributors are used as logistics providers and do not resell the Company's products. As such, the Company directly distributes its products and services across operating segments for end user consumption. Based on these considerations, the Company finds that all segments use similar methods to distribute its products or provide its services.

  Nature of Regulatory Environment:

  This item of the aggregation criteria is not applicable to the Company.

  Accordingly, for financial reporting purposes, the Company currently has one reportable segment. The Company aggregates its three operating segments into one reportable segment based on the qualitative factors discussed above given that its product and service portfolio is used in applications that enable a premium 3D viewing experience across these operating segments. It will continue to assess the appropriateness of aggregating its three operating segments as its business changes and considering the objectives and basic principles of ASC 280. Lastly, the Company currently generates substantially all of its revenue from the services and products offered within its Cinema operating segment.

Note 15. Subsequent events (unaudited). page F-38

Liquidity and capital resources, page 57

38.
We note that you recognized a gain of $3 million in other income from the sale of digital projectors. Please tell us why the sales of digital projectors are not recognized as revenues.

  Response:    Please be advised that the Company does not consider the digital projector transactions core to its business operations and the disposal of such assets an earnings process. The Company entered into these transactions to facilitate the motion picture exhibitor's internal infrastructure which allows the motion picture exhibitor to utilize and benefit from the Company's RealD Cinema Systems. The Company's RealD Cinema Systems only work in theaters equipped with digital cinema projectors, which enable 3D motion pictures to be delivered, stored and projected electronically, and the Company's systems are not compatible with analog motion picture projectors. Motion picture exhibitors have been converting screens and projectors to digital cinema over the last several years, giving the Company the opportunity to deploy its RealD Cinema Systems. These digital projector sales are not core to its business and were never intended to be a recurring source of operating income or cash flows. Additionally, as disclosed in the Registration Statement, DCIP recently completed its financing which is providing funding for the digital conversion of approximately 14,000 additional domestic theater screens operated by the Company's motion picture exhibitor licensees. Given the DCIP funding, we expect these transactions to significantly decline going forward as the motion picture exhibitors are able to finance the required changes to their infrastructure. As such, the Company believes that gains are appropriately and conservatively classified as other income and not a part of its operating income. Although the Company does not expect to incur losses on the disposal of these assets, any losses on disposal would be recorded in the period in which they are incurred and would be classified as cost of revenue since such losses represent unrecognized depreciation given the facts and circumstances of the specific disposal.

Part II, Item 15. Recent Sales of Unregistered Securities, page II-2

39.
Please provide disclosure regarding the 10-year options you have issued to your motion picture exhibitor licensees.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to include the 10-year options the Company has issued to its motion picture exhibitor licensees. Please see page II-2 of Amendment No. 1.

40.
Revise this disclosure to remove any implication that your transactions have been "deemed" exempt from registration from any authority, including the SEC, and indicate only that you relied upon such exemptions in conducting these sales and issuances.

  Response:    In response to the Staff's comment, the Company has revised this disclosure to delete any implication that the Company's transactions have been "deemed" exempt from registration from any authority, including the SEC, and indicate only that the Company relied upon such exemptions in conducting these sales and issuances. Please see page II-2 of Amendment No. 1.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-3

41.
Please revise to file, as necessary, all exhibits in their entirety. We note, by way of example only, that you have not included all schedules and exhibits to Exhibit 10.19, Operating Agreement of Digital Link 11, LLC, or Exhibit 10.20, the Credit and Security Agreement. In addition, with respect to Exhibit 10.19, please confirm that the brackets in paragraph D of the preamble were blank in the executed agreement.

  Response:    In response to the Staff's comment, the Company is refiling Exhibit 10.19, Operating Agreement of Digital Link 11, LLC and Exhibit 10.20, the Credit and Security Agreement, together with all exhibits to each, except in circumstances where an exhibit, schedule, annex or attachment to an exhibit: (i) has been filed as an independent exhibit to the Registration Statement, (ii) is superseded or expired, (iii) is a form of opinion of counsel or (iv) does not contain information that an investor would find to be material to its investment decision. The Company respectfully submits that further support for this position is found by analogy in Item 601(a)(4) of Regulation S-K, which provides that if a previously filed agreement would no longer be required to be filed because it is no longer material, then there is no requirement to file an amendment to such agreement.

  With respect to Exhibit 10.19, the Company confirms that the brackets in paragraph D of the preamble were blank in the executed agreement.

42.
You indicate in the exhibit index that you will be requesting confidential treatment for portions of Exhibits 10.14,10.15,10.17 and 10.18. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

  Response:    In response to the Staff's comment, the Company has filed with Amendment No. 1 Exhibits 10.14, 10.15, 10.16, 10.17, 10.18 and 10.24 with certain portions of these exhibits omitted pursuant to the Company's request for confidential treatment of these portions which request the Company will provide to the SEC separately pursuant to Staff Legal Bulletin No. 1 (with Addendum), "Confidential Treatment Requests," Publication of CF Staff Legal Bulletin, dated February 28, 1997 (Addendum included: July 11, 2001).

*    *    *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (805) 879-1813 or to Louis Lehot at (650) 815-2640. Comments may also be sent via facsimile to (805) 879-1872.

Very truly yours,
/s/ C. THOMAS HOPKINS C. Thomas Hopkins
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Michael V. Lewis, RealD Inc.
Andrew A. Skarupa, RealD Inc.
Craig Gatarz, Esq., RealD Inc.
Linda Michaelson, Esq., Sheppard, Mullin, Richter & Hampton LLP
Louis P.A. Lehot, Esq., Sheppard, Mullin, Richter & Hampton LLP
Steven B. Stokdyk, Esq., Latham & Watkins LLP